Mail Stop 3720

February 6, 2007

Charles B. Mathews
Chief Financial Officer and Chief Operating Officer
Quepasa Corp
410 N. 44th Street, Suite 450
Phoenix, AZ 85008

Re: **Quepasa Corp**
           Item 4.01 Form 8-K
           Filed February 6, 2007
           File No. 001-33105

Dear Mr. Matthews:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed February 6, 2007

1. You currently disclose that there have been no disagreements with your former accountant during the fiscal years ended December 31, 2005 and 2004. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to January 31, 2007, the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-B. Include a letter from the former accountant addressing the revised disclosures in the amendment.

Exhibit 16:

2. We note the required letter provided by your former accountant. Please amend your Form 8-K to include the required letter from your former accountant indicating specifically what statements they are in agreement with and what parts of the letter they have no basis to agree or disagree upon.

3. Include a letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.

Engagement of new accountant:

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 8.a Controls and Procedures, page 17

5. We note that you declared your disclosure controls and procedures adequate and effective as of the period under evaluation. We further note that you disclosed material weaknesses in internal controls relating to the adequacy of staffing in your accounting and finance department. Considering these weaknesses tell us the factors you considered in declaring that your controls and procedures were effective. In this regard we note that per your Forms 10-QSB for the quarterly periods ended March 31 and June 30, 2006 that the weaknesses were not remediated until the six months ended June 30, 2006.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Larry Spirgel
Assistant Director